EXHIBIT 99.1

Yamana Gold Announces Strong Third Quarter Preliminary Operating Results and Increases 2020 Production Guidance; Raises Annual Dividend by a Further 50% and Sets New Dividend Floor of $100 Per Gold Equivalent Ounce

TORONTO, Oct. 07, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY, LSE:AUY) (“Yamana” or the “Company”) today announces strong preliminary third quarter results, with gold production of 201,772 ounces and silver production of 3.04 million ounces. Total gold equivalent production (“GEO”) was 240,466 ounces. Jacobina, El Peñón, Minera Florida, and Canadian Malartic all enjoyed standout quarters. With overall production, and production at most of the Company’s mines, currently tracking ahead of plan, and in some cases well ahead of plan, the Company increases its 2020 production guidance from the previous guidance of 890,000 GEO to 915,000 GEO, representing an increase of 3%. Gold production and silver production guidance have increased from previous guidance by approximately 1% and 6%, respectively. More specific mine-by-mine and metal-by-metal information will be provided with the Company’s financial results at the end of the month. The Company continued to generate strong cash flows in the quarter which strengthened its cash balances and  balance sheet. Cash balances at quarter end increased by a further $145 million from $325 million at the end of the second quarter to approximately $470 million.

The strong results position the Company well for an even stronger fourth quarter and continued production growth over the next several years. Furthermore, the Company has low capital commitments over the near-to-medium term, which together with Yamana’s rising production profile, cash flows, and cash balances, provide significant financial flexibility to pursue all of its capital allocation objectives, including further dividend increases.

As a result, the Company is pleased to announce that it is raising its annual dividend by a further 50% to $0.105 per share, effective for the fourth quarter of 2020. At the new rate, the dividend will be 425% higher than the dividend level just 18 months ago. Furthermore, as the Company has established a policy of representing the dividend on a per GEO basis, with the objective of maintaining the dividend at between $50 to $100 per GEO, this increase positions the dividend at the high end of the range at $100 per ounce.

DIVIDEND INCREASE HIGHLIGHTS

  The Company is increasing its annual dividend by a further 50% to $0.105 per share, effective for the fourth quarter of 2020.
  On a per GEO basis, the dividend is at the top of the Company’s target range of $50-$100 per GEO, with $100 per GEO now the new dividend floor.
  At the new rate, the dividend will be 425% higher than the dividend level just 18 months ago.
  Based on Yamana’s share price at yesterday’s close, the Company’s dividend yield at the new rate would be 1.9%, which on an absolute and risk-adjusted basis is amongst the highest of its North American peers. The Company endeavours to balance cash returns with overall returns and notes that while its dividend yield to share price has improved significantly relative to peers, its significant increase in share price since last year has the effect of reducing cash return yields although at the expense of significant overall returns which include share price.  Since the start of 2019, overall returns for the Company’s shares are 143% as of yesterday’s close.
  Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides the Company with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment.
  The Company will no longer provide a range for its dividends on a per GEO basis although, as a policy, it has now set a floor for its dividend and any increases above the new floor will be based entirely on cash flows and cash generation capacity of the Company. The Company notes that as its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. The Company will continue to reflect its dividend both on a per share basis and on a per ounce basis.
  Yamana endeavours to create an optimal balance between the amount of the dividend that it pays and the sustainability of that dividend.
  The Company recognizes that it could pay a substantially higher dividend by immediately utilizing its cash reserves, but believes that at the new dividend floor and with its cash reserve fund it has the proper balance between the amount payable and dividend sustainability for now.  Moreover, the Company is confident that its cash flows and other cash generation efforts will support further dividend increases in due course.
  The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the amount payable and dividend sustainability.

THIRD QUARTER 2020 PRODUCTION RESULTS

Third Quarter 2020 Preliminary Production
GEO Production (oz.)	240,466
Gold Production (oz.)	201,772
Silver Production (oz.)	3,040,341

The above totals are based on a GEO ratio of 79.26:1 for the quarter. GEO includes gold plus silver with silver converted to a gold equivalent ratio that is calculated based on quarterly average market prices.

THIRD QUARTER 2020 PRODUCTION BY MINE

Mine-by-Mine	Third Quarter 2020 Preliminary Production
Gold (oz.)
El Peñón	39,322
Canadian Malartic (50%)	76,398(1)
Jacobina	44,080
Cerro Moro	18,818
Minera Florida	23,153
Yamana Mines	201,772
Silver (oz.)
El Peñón	1,360,999
Cerro Moro	1,679,342
Yamana Mines	3,040,341
  Includes pre-commercial ounces from Barnat of approximately 13,000 ounces.

OPERATIONAL HIGHLIGHTS

  Jacobina continued its strong operational performance, with gold production of 44,080 ounces, well above plan. The results reflect higher feed grade and strong throughput rates, which averaged 6,800 tonnes per day (“tpd”) during the quarter. Phase 1 optimization work has begun with the objective of improving processing rates and efficiencies.
  El Peñón delivered another strong quarter, with gold production of 39,322 ounces and silver production of 1.36 million ounces. Production for both metals was above plan primarily due to the processing of higher grade ore, with silver production significantly overperforming due to mine sequencing in a high-grade area.
  At Canadian Malartic, gold production of 76,398 ounces was above plan due to increased throughput. The daily throughput rate underscores the consistency created by the newly installed advanced process control system as well as improvements in rock fragmentation that are decreasing the load on the grinding unit. In addition, softer rock is being processed thereby requiring less grinding power and consequently contributing to an increase in grinding capacity. During the quarter, throughput was significantly higher than the comparative prior year quarter despite the operation incurring two planned mill shutdowns for maintenance purposes. Excluding these shutdowns, throughput exceeded 60,000 tpd. Work on the exploration ramp into the Odyssey and East Malartic zones is progressing on schedule.
  At Minera Florida, gold production of 23,153 ounces was in line with plan, while quarterly development rates were the highest in two years, improving flexibility with a positive impact on throughput.
  Cerro Moro produced 18,818 ounces of gold and 1.68 million ounces of silver during the quarter compared to 8,175 ounces and 730,571 ounces, respectively, in the previous quarter. The operation is back to the standard throughput expectation of 1,000 tpd, with productivity trending higher. Increasing production from the Zoe underground higher-grade mine in the fourth quarter is expected to position Cerro Moro for its highest gold production quarter of the year.
  As previously guided, the fourth quarter is expected to be the strongest quarter in line with historical trends.

NEW DIVIDEND FLOOR SET; CASH BALANCES CONTINUE TO RISE; COMPANY WILL EVALUATE FURTHER DIVIDEND INCREASES BASED ON CASH FLOWS

At the new rate, the dividend is now at the high end of the Company’s stated target range of $50-$100 per GEO as set under its dividend policy. The $100 per GEO rate will be the new dividend floor. The Company will no longer provide a range for its dividends on a per GEO basis although, as a policy, it has now set a floor for its dividend and any increases above the new floor will be based entirely on cash flows and cash generation capacity of the Company. The Company notes that as its cash flows and cash balances increase its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. The Company will continue to reflect its dividend both on a per share basis and on a per ounce basis.

Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years upon first payment. The cash reserve fund on the balance sheet is part of that sustainability effort, as it provides the Company with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment. The Company ended the third quarter with approximately $470 million in cash and equivalents, an increase of $145 million from the end of the second quarter. The increase in cash balances reflects strong operational performance as well as the sale of certain marketable securities previously held by the Company, representing a value in excess of $18 million, including approximately 1.2 million shares of Equinox Gold.

Yamana endeavours to create an optimal balance between the amount of the dividend that it pays and the sustainability of that dividend. The Company recognizes that it could pay a substantially higher dividend by immediately utilizing its cash reserves, but believes that at the new dividend floor and with its cash reserve fund it has the proper balance between the amount payable and sustainability for now. Moreover, the Company is confident that its cash flows and other cash generation efforts will support further dividend increases in due course, and the Company will continue to engage regularly with investors to ensure the balance between the amount payable and sustainability remains optimal.

ADDING FURTHER STRENGTH AND RESILIENCE TO FINANCIAL POSITION

As it begins the fourth quarter, historically Yamana’s strongest, the Company is well-positioned financially, with rising free cash flows and cash balances, lower capital intensity over the near-to-medium term, and additional near-term opportunities to monetize strategic assets—all of which allow for continued balance sheet improvement and for cash generated to meet the Company’s obligations.

The Company does not have any significant expansionary capital or other near-term obligations, which means Yamana is in the position of increasing its cash balances from cash flows and management of its market securities. The Company expects to be in a position by year-end 2020 to achieve its balance sheet management objective of maintaining a leverage ratio of of net debt to EBITDA of below 1.0x, even when assuming a bottom-of-cycle gold price of $1,350 per ounce underscoring the Company’s significant financial flexibility and best-in-class balance sheets.

FULL THIRD QUARTER OPERATIONAL AND FINANCIAL RESULTS TO BE ISSUED OCTOBER 29th FOLLOWED BY CONFERENCE CALL ON OCTOBER 30th

The Company will release its third quarter 2020 operational and financial results after the market close October 29, 2020, followed by a conference call and webcast on October 30, 2020, at 9:00 am ET.

Third Quarter 2020 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay
Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	8127218#

The conference call replay will be available from 12:00 p.m. ET on October 30, 2020, until 11:59 p.m. ET on November 20, 2020.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s dividend policy, strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include all those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States dollars unless otherwise indicated)